Total TV Network, Inc.

A Florida Corporation

Financial Statements and Independent
Accountant's Review Report

May 31, 2023

TOTAL TV NETWORK, INC.

TABLE OF CONTENTS

	Page

Independent Accountant's Review Report

Gerald A Wolff
Total TV Network, Inc

We have reviewed the accompanying financial statements of Total TV Network, Inc. (the company), which comprise the balance sheet as of May 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended (since inception on Jan 30, 2023), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company is pre-revenue, has relied on funding from its owner and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

shazaib abbasi

Shazaib A Abbasi, CPA

June 24, 2023

Total TV Network, Inc.
Statement of Financial Position (Unaudited)
As of May 31, 2023

	2023
	$
Assets:	
Current Assets:	
Cash and Bank	56.00
Total Current Assets	56.00
Non- Current Assets:	
Intangible	123.00
Total Non-Current Asset	123.00
Total Assets	**179.00**
Liabilities And Stockholders' Equity /(Deficit)	
Liabilities:	
Current Liabilities:	
Share Application Money Pending Allotment	223.00
Total Liabilities	**223.00**
Stockholders' Equity/(Deficit): Common Stock:	
paid-in capital	-
Accumulated deficit	(44.00)
Total Stockholders' Equity/(Deficit)	**(44.00)**
Total Liabilities And Stockholders' Equity /(Deficit)	**179.00**

TV Network, Inc.
Statement of Operations - (Unaudited)
For the year ended May 31, 2023

| | 2023 |
	$
Operating Expenses:	
General & administrative	44
Total Operating Expenses	**44**
Net Loss	**(44)**

Total TV Network, Inc.
Statement of Changes in Stockholders Equity/(Deficit) - (Unaudited)
For the year ended May 31, 2023

	Retained Earnings (Accumulated Deficit) $	Total Stockholders' Equity $
Balance at January 30, 2023 (inception)	-	-
Net loss	(44)	(44)
Balance at May 31, 2023	**(44)**	**(44)**

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

Total TV Network, Inc.
Statement of Cash Flows (Unaudited)
For the year ended May 31, 2023

	2023 $
Cash Flows From Operating Activities	
Net income/ (loss)	(44)
Cash Flows From Investing Activities	
Intangible asset	(123)
Cash Flows From Financing Activities	
Share money pending allotment	223
Net Increase/(Decrease) in Cash and Cash Equivalents	56
Cash at Beginning of Period	-
Cash at End of Period	**56**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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1 – Nature of operations

Total TV Network, Inc. (the "Company") is a corporation organized on January 30, 2023 under the laws of Florida. The Company is a media and promotion company providing digital rights, innovative solutions for the entertainment industry to enhance fan experience and engagement.

2 – Summary of significant accounting policies

2.1 - Basis of presentation

The Company prepares the financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These the financial statements include all accounts of Total TV Network, Inc.

The financial statements cover the period from incorporation on January 30, 2023 through May 31, 2023.

2.2 - Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

2.3 - Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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The Company uses a calendar year end for income tax reporting purposes and will file a Corporate tax return annually. As the Company has only just begun operations, there is no accrued tax liability on the balance sheet.

2.4 - Comprehensive income

The Company does not have any comprehensive income items other than net income.

3 - Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates that the company is in the process of issuance of common shares amounting to 10 million and preferred shares amounting to 5 million.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4 - Subsequent events
Management evaluated all activity of the Company through June 24, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements